Deloitte LLP
1600 – 100 Queen Street
Ottawa ON K1P 5TB
Canada

Tel: 506-632-1080
Fax: 506-632-1210
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in Registration Statement on Form 40-F of our reports dated December 13, 2018 and December 17, 2017, relating to the 2018 and 2017 consolidated financial statements of OrganiGram Holdings Inc. appearing in this Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Ottawa, Ontario, Canada
April 26, 2019